EXHIBIT 23.1

CONSENT OF ROBERT A. STANGER & CO., INC.

We consent to the references to our name and the valuation conclusions and methodologies of our report, dated March 26, 2024, prepared by us with respect to the estimated liquidation value per share of Series E Redeemable Preferred Stock and Series M Redeemable Preferred Stock of Braemar Hotels & Resorts Inc. (the “Company”), which is contained in this Form 8-K and incorporated by reference in the Company’s Registration Statements on Form S-3 (SEC File Nos. 333-263517, 333-25488, 333-234663, 333-223799, 333-209389, 333-200718 and 333-200420) and the Company’s Registration Statements on Form S-8 (SEC File Nos. 333-264883, 333-256002, 333-218888, 333-204705 and 333-194968) . In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

Robert A. Stanger & Co., Inc.

By: /s/ Robert A. Stanger & Co., Inc.

Date: April 10, 2024